Nobility Homes, Inc.

3741 SW 7th Street

Ocala, FL 34474

April 15, 2013

VIA EDGAR

Mr. Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Nobility Homes, Inc.
Item 4.01 Form 8-K
Filed: April 8, 2013
File No. 0-6506

Dear Mr. Gordon:

Please be advised that Nobility Homes, Inc. has filed an amendment to the above Form 8-K that addresses the staff’s concerns contained in your letter dated April 11, 2013.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (352) 732-5157 ext. 229 if you should have any questions.

Sincerely,

/s/ Lynn J. Cramer, Jr.
Lynn J. Cramer, Jr.
Treasurer